this is food for better

the future of *better food*

We're Vegetable + Butcher, a tech-powered revolutionary platform reshaping the landscape of prepared meals. We're committed to delivering plant-based, delicious meals that put nutrition on autopilot and respect our planet. By investing with us, you are contributing to a healthier future and tapping into the rapidly growing market for sustainable and healthful food solutions.

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live *more*, worry *less*

By delivering ease, convenience, taste and nutrition, we have created the foundation for sustainable, lifelong change. Our approach stems from years of research and expert advice, customer opinion and feedback, and serving as guinea pigs in our own dietary experiments. We champion recipes inspired by far-flung locations, the city's best restaurants, and our childhoods, too. Our customers treasure the variety in our menu, getting excited for both the fresh new items and their old favorites in each week's choices.

Our meals contain the superfood ingredients you love: cacao, spirulina, maca, chia, nuts, seeds, and spices like turmeric and cayenne. From morning coffee brewed Japanese style, to Vietnamese bahn mi salad at lunch, and an afternoon pick me up cookie dough energy ball, we have everything our customer's need for a nutritious day.

our *story*

vegetable meets butcher

Vegetable + Butcher started out as a solution to our own needs. We experienced firsthand the pain points that come with restrictive eating, misguided sourcing, and mediocre meals. We searched everywhere for answers, and when we couldn't find the solution, we decided to take our health into our own hands because we refused to settle any longer.





our *commitment*

thoughtful. transparent. fresh. always.

Our mission is to help our supporters [re]establish a meaningful connection with food; food that is grown organically and sourced with the seasons, that is great tasting and genuinely healthy, and that is prepared and served with complete transparency. We promise to always be honest and trustworthy so that you can sit back, relax and enjoy good food that's good for you.

our path to *success*

Our meteoric growth didn't happen by chance. Powered by a ravenous desire, our journey enriches our appetites, our communities, and our earth for the long haul. We're changing things for the better, and we're just getting started.

PRE LAUNCH | GO TO MARKET | EXPANSION



2017
Achieved product-market fit and began testing GTM strategies

2018
Optimized omnichannel GTM programs and prepared for scale

2019
Built core technologies that power a vertically integrated model

2021
Proved profitability and began expansion into MD/VA

2022
Secured 46k sf industrial space for regional production and distribution center

2023
Raise institutional capital to grow core business and fuel regional expansion

2024
Develop turnkey solution for expansion to new geographies

2025
Execute new market expansion in 1-2 target geographies


v+b

100% compounded annual growth rate
delivered exceptional growth since official launch in q4 2016

40% gross profit margin
charted a clear path to profitability with best-in-class unit economics

10:1 lifetime value:customer acquisition cost
built a well-oiled machine primed for regional and national expansion

100% carbon offset
through our partnership with Pachama, we offset all of our deliveries to customers

50,000 pounds composted
we're composting our meal containers more effectively than all of our competitors

our *customers*

Consistency is the key to change, and we make consistency easy. Our success stories speak for themselves.

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the industry + market opportunity

factors driving *demand*

the pandemic and shifting global landscape have triggered fundamental changes to previous behaviors, paving the way for a vibrant and growing market for healthy, convenient food options

01
post-pandemic, it's easier than ever for brands to use ecommerce to connect with and recruit new customers

02
high-quality personalized products deliver to your door over a one-size-fits-all nationwide solution.

03
hectic customer schedules have accelerated the shift from curbside and in-store shopping to accessible and simplified home delivery options

04
customers are increasingly focused on how the foods they eat impact their overall health and well being

05
consumers demand better, less complicated food choices.

preparing for scale

investing in core *infrastructure*



01

MODERN MANUFACTURING FACILITY

A state of the art manufacturing and distribution facility to increase production capacity by 10x, centralize all operations, and reduce cost of goods by 2% to 3% alongside scale.



02

DIVERSIFIED GROWTH ENGINE

A newly diversified growth engine to reduce single-channel reliance, increase the efficiency of our ad spend, and lower overall customer acquisition costs.


dark chocolate
BALANCE

03

PRODUCT AND TECHNOLOGY

Product and technology enhancements to improve the customer experience thereby increasing customer participation, reducing churn, and increasing lifetime value.

want to learn more?

download the executive summary

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competitive analysis

	v+b	THISTLE	TERRITORY	SAKARA	DAILY HARVEST	cook·unity
Dietitian-Approved Menu	+	+	+	+	-	-
Rotating Weekly Menu	+	+	-	+	-	+
Delivered Fresh, Not Frozen	+	+	+	+	-	+
Closed-Loop, Zero-Waste Supply Chain	+	-	-	-	-	-
Deliveries/Shipments per Week	3	2	2	2	1	1
Average Customer Rating (Yelp, Google, Facebook)	4.7	3.5	3.6	3.5	3.0	4.1

our *team*

With many years of collective culinary, leadership and investment experience our team has a truly eclectic skillset. We're laser focused on our mission to reimagine how healthy prepared meals impact lives. And we wouldn't have it any other way.



Turner Hoff

Founder & CEO

Previous real estate private equity experience at The Carlyle Group and J.P. Morgan. MBA from Rice University.



Ariana Valle

Founder & CXO

Previous experience with DC's leading restaurants and food + beverage start ups, including Sweetgreen and Knightsbridge.



Josiah Hart

Chief Technology Officer

20+ years of experience in digital enterprise across AI, data analytics, ML, and digital product development.



Priss Agpawa

Director of CX Experience

20+ years of experience in quality management, service delivery, operations, and customer experience management.



Colin Moncton

VP of Finance

Former startup founder with experience in operations and logistics. BS in economics from Michigan State University.



Ben Tenner

Director of Culinary Operations

20+ years of restaurant operations experience, including R&D, new concept design, and ingredient sourcing.

who's *onboard*

our deep bench of investors and advisors have decades of experience across the verticals most critical to scaling.

McKinsey & Company
CUSTOM INK
Pinot's Palette
slalom
T-Minus Solutions
The Carlyle Group
MARCUM Accountants + Advisors
ANNUITAS transforming demand generation
UNION KITCHEN